082-00913

J Sainsbury plc

RECEIVED

2007 JUN -5 A 8:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07024040

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 18 May 2007

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies o f the above announcements made to the London Stock Exchange on 18th May 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

Registered office as above
Registered number 185647 England

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Justin Matthew King

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

147,810 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Of the above, Justin King has retained 30,000 shares and sold the remainder of 117,810. As set out below, Justin King's shareholding has increased from 274,088 to 304,088 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost

Shares sold 557.0 p per share

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

304,088 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017

19. Total amount paid (if any) for grant of the option

Nil…………………………………

20. Description of *shares* or debentures involved (*class* and number)

147,810 ordinary shares of which 117,810 shares sold and 30,000 retained

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

An option was granted under the Company's Long Term Performance Share Plan which was exercised and 117,810 shares sold. 30,000 shares have been retained.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Imelda Walsh

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

44,260 ordinary shares PSP

47,911 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

92,171 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil……………………………

20. Description of *shares* or debentures involved (*class* and number)

44,260 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Timothy Fallowfield

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

27,919 ordinary shares PSP

36,855 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

53,774 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

42,996 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil……………………………

20. Description of *shares* or debentures involved (*class* and number)

27,919 ordinary shares

…………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Justin Matthew King

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

147,810 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Of the above, Justin King has retained 30,000 shares and sold the remainder of 117,810. As set out below, Justin King's shareholding has increased from 274,088 to 304,088 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost

Shares sold 557.0 p per share

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

304,088 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017

19. Total amount paid (if any) for grant of the option

Nil……………………………….

20. Description of *shares* or debentures involved (*class* and number)

147,810 ordinary shares of which 117,810 shares sold and 30,000 retained

…………………………..

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

An option was granted under the Company's Long Term Performance Share Plan which was exercised and 117,810 shares sold. 30,000 shares have been retained.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Imelda Walsh

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

44,260 ordinary shares PSP

47,911 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

92,171 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil…………………………………

20. Description of *shares* or debentures involved (*class* and number)

44,260 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Timothy Fallowfield

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

27,919 ordinary shares PSP

36,855 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

53,774 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

42,996 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil………………………………

20. Description of *shares* or debentures involved (*class* and number)

27,919 ordinary shares

…………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Justin Matthew King

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

147,810 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Of the above, Justin King has retained 30,000 shares and sold the remainder of 117,810. As set out below, Justin King's shareholding has increased from 274,088 to 304,088 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost

Shares sold 557.0 p per share

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

304,088 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017

19. Total amount paid (if any) for grant of the option

Nil…………………………………

20. Description of *shares* or debentures involved (*class* and number)

147,810 ordinary shares of which 117,810 shares sold and 30,000 retained

…………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

An option was granted under the Company's Long Term Performance Share Plan which was exercised and 117,810 shares sold. 30,000 shares have been retained.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Imelda Walsh

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

44,260 ordinary shares PSP

47,911 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

92,171 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil…………………………………

20. Description of *shares* or debentures involved (*class* and number)

44,260 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Timothy Fallowfield

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

27,919 ordinary shares PSP

36,855 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

53,774 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

42,996 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil…………………………………

20. Description of *shares* or debentures involved (*class* and number)

27,919 ordinary shares

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Justin Matthew King

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

147,810 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Of the above, Justin King has retained 30,000 shares and sold the remainder of 117,810. As set out below, Justin King's shareholding has increased from 274,088 to 304,088 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost

Shares sold 557.0 p per share

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

304,088 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017

19. Total amount paid (if any) for grant of the option

Nil………………………………

20. Description of *shares* or debentures involved (*class* and number)

147,810 ordinary shares of which 117,810 shares sold and 30,000 retained

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

An option was granted under the Company's Long Term Performance Share Plan which was exercised and 117,810 shares sold. 30,000 shares have been retained.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Imelda Walsh

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

44,260 ordinary shares PSP

47,911 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

92,171 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil……………………………….

20. Description of *shares* or debentures involved (*class* and number)

44,260 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

……………………………….

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Timothy Fallowfield

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

27,919 ordinary shares PSP

36,855 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

53,774 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

42,996 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil………………………………

20. Description of *shares* or debentures involved (*class* and number)

27,919 ordinary shares

…………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Justin Matthew King

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

147,810 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Of the above, Justin King has retained 30,000 shares and sold the remainder of 117,810. As set out below, Justin King's shareholding has increased from 274,088 to 304,088 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost

Shares sold 557.0 p per share

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

304,088 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017

19. Total amount paid (if any) for grant of the option

Nil………………………………

20. Description of *shares* or debentures involved (*class* and number)

147,810 ordinary shares of which 117,810 shares sold and 30,000 retained

…………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

An option was granted under the Company's Long Term Performance Share Plan which was exercised and 117,810 shares sold. 30,000 shares have been retained.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Imelda Walsh

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

44,260 ordinary shares PSP

47,911 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

92,171 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil…………………………………

20. Description of *shares* or debentures involved (*class* and number)

44,260 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Timothy Fallowfield

8 State the nature of the transaction

Exercise of performance share plan option on maturity of the Plan ("PSP")

Exercise under the Executive Share Option Plan ("ESOS")

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

27,919 ordinary shares PSP

36,855 ordinary shares ESOS

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

53,774 ordinary shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

Shares purchased nil cost PSP

Shares purchased 407.0 pence ESOS

Shares sold 557.0 p per share PSP

Shares sold 550.46p per share ESOS

14. Date and place of transaction

16 May 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

42,996 ordinary shares

16. Date issuer informed of transaction

16 May 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

16 May 2007 PSP

18. Period during which or date on which it can be exercised

16 May 2007 – 15 May 2017 PSP

19. Total amount paid (if any) for grant of the option

Nil………………………………

20. Description of *shares* or debentures involved (*class* and number)

27,919 ordinary shares

…………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

16 May 2007

END